Exhibit 2.3

September 28, 2007

James C. Fleming, Esq.
General Counsel and Executive Vice President
Wisconsin Electric Power Company
231 West Michigan Street
Milwaukee, Wisconsin 53203

Dear Jim:

Reference is made to the Asset Sale Agreement among Wisconsin Electric Power Company (WEPCO), FPL Energy Point Beach, LLC (FPLE-PB), and FPL Group Capital, Inc. (FPL Group Capital) dated December 19, 2006 (ASA or Asset Sale Agreement), as amended. Capitalized terms used and not otherwise defined in this letter shall have the respective meanings ascribed to such terms in the ASA. This letter confirms our understanding and agreement regarding changes to certain terms of the ASA.

FPLE-PB, FPL Group Capital, and WEPCO together with their affiliates, successors and assigns ("the Parties") commit that with respect to the following eleven enumerated conditions (collectively, the "Point Beach Sale Conditions"), they will not challenge or object to the jurisdiction of the Commission to impose or enforce these conditions in any judicial or administrative proceeding. FPLE-PB, FPL Group Capital and WEPCO are hereby amending the Asset Sale Agreement to incorporate the Point Beach Sale Conditions.

CONDITION 1.      As specified below, FPLE-PB and/or FPL Group Capital commit as follows:

CONDITION 1.i.    ASA Section 5.15(d)
Upon Decommissioning, FPLE-PB shall remit to WEPCO an amount in cash equal to the Decommissioning Target as assessed on the Closing Date less the total nominal cost of Decommissioning; provided, however, that such difference is a positive amount.

CONDITION 1.ii.   ASA Section 5.17     Decommissioning.
(a)       FPLE-PB hereby agrees, and agrees to commit to the PSCW as part of receiving the Required Regulatory Approvals, that it will complete, at its sole cost and expense, the Decommissioning of the Site once the Site is no longer utilized either for power generation of any kind or for any storage of Spent Nuclear Fuel or other Nuclear Material and that it will complete all Decommissioning activities in accordance with all Laws, including applicable requirements of the Atomic Energy Act, the NRC's rules, regulations, orders and pronouncements thereunder, and the orders of the PSCW, except that, whether or not permitted by any Law, entombment (or ENTOMB) of structures, components and equipment on the Site shall not be an acceptable form of Decommissioning.
(b)	FPLE-PB hereby agrees that:

James C. Fleming
September 28, 2007

(i)

The Decommissioning Target is expected to be sufficient to cover the costs to Decommission the Site at the expected time of Decommissioning pursuant to the DECON method, as such method is specified by the NRC; provided, however, that in the event that such funds are not sufficient, at or after the Closing, to meet the abovementioned requirement, FPL-Group Capital will execute a parent guaranty in favor of FPLE-PB for the shortfall in a form that would otherwise be sufficient to meet NRC requirements in the event that such funds become insufficient to meet minimum NRC Decommissioning funding requirements.

(ii)	FPLE-PB will maintain all decommissioning funds transferred by WEPCO pursuant to the Asset Sale Agreement in an external trust fund;

(iii)

FPLE-PB will perform a Site-specific estimate of costs to Decommission the Site in accordance with the terms of the Asset Sale Agreement executed by and between FPLE-PB and WEPCO every five (5) years; and

(iv)	in any future sale of Point Beach, any purchaser of Point Beach shall agree to Decommission the Site in a manner consistent with the terms of the Asset Sale Agreement.

(c)       FPLE-PB agrees to deliver or make available to WEPCO a copy of FPLE-PB's Post-Closing Decommissioning Trust Agreement (reflecting the requirements stated in Section 4.7 of the Asset Sale Agreement) at least twenty (20) days prior to the Closing Date and, except to the extent required by Law, not to amend FPLE-PB's Post Closing Decommissioning Trust Agreement following such delivery in a manner that would be adverse to WEPCO, without WEPCO's prior written consent, which consent shall not be unreasonably withheld.

CONDITION 1.iii.     ASA Section 5.19     No Transport or Storage of Waste.
From and after the Closing Date, FPLE-PB shall not permit any Spent Nuclear Fuel that was not generated by the Facilities to be transported to the Facilities or to be stored at the Facilities for any period of time.

CONDITION 1.iv.     ASA Section 5.21     Subsequent Sale of Point Beach or FPLE-PB.
Each of FPLE-PB and FPL-Group Capital hereby agree that:

(a)     Subject to WEPCO's Rights of First Refusal, any subsequent sale of Point Beach or FPLE-PB shall be approved by the PSCW for the purpose of determining whether the potential purchaser has sufficient financial resources to operate Point Beach and has adequate proven reliability as a nuclear operator;

(b)     Any subsequent purchaser of Point Beach or of FPLE-PB shall be contractually required to intervene as a party in any PSCW proceeding initiated pursuant to Section 5.21 (a) of the Asset Sale Agreement and affirmatively commit on the record of such proceeding to be bound by the terms of WEPCO's Right of First Refusal and the Point Beach Sale Conditions; and

(c)     Any subsequent purchaser of Point Beach or of FPLE-PB shall be contractually required to assume the obligations of FPLE-PB under the Generation Development Option.

CONDITION l.v.     ASA Section 5.22     Intercompany Transactions.
As long as FPLE-PB owns Point Beach:

James C. Fleming
September 28, 2007

(a)    FPLE-PB shall not guaranty any debt of or provide any loans to FPL-Group Capital or any of its Affiliates; and

(b)    FPL-Group Capital shall notify the PSCW of any request made of the SEC to pay dividends from funds other than FPLE-PB's retained earnings.

CONDITION 2.      FPLE-PB and WEPCO commit to execute the Right of First Refusal ("ROFR") at closing and promptly record the ROFR at the Register of Deeds.

CONDITION 3.      FPLE-PB commits that it will Decommission Point Beach, when the Site is no longer used for any form of power generation or for any storage of Spent Nuclear Fuel or other Nuclear Material. Such Decommissioning shall be to a greenfield standard and shall allow unrestricted use of the Site and Facilities.

CONDITION 4.      FPLE-PB commits that it will not transport to and will not store at Point Beach any nuclear waste, including Spent Nuclear Fuel, low-level radioactive waste, Greater Than Class C Waste, or high-level radioactive waste, that was not generated at Point Beach, at any time or under any circumstances.

CONDITION 5.      FPL Group Capital and FPLE-PB commit that they will provide at least 30 days advance notice to the Commission whenever FPLE-PB intends to pay distributions from funds other than FPLE-PB's retained earnings. In addition, FPL Group Capital and FPLE-PB, within five days of filing, will notify the Commission of any request made of the FERC to pay distributions from FPLE-PB's capital account.

CONDITION 6.      FPL Group Capital and FPLE-PB commit that they shall not reduce the $70 million amount in the Support Agreement, provided that FPL Group Capital and FPLE-PB shall not be prohibited from requesting the NRC for approval of an alternate form of Support, such as a letter of credit rather than a guaranty, in amounts not less than $70 million.

CONDITION 7.      FPL Group Capital and FPLE-PB commit that they shall notify the Commission within five days of any request made to the NRC to amend or modify the Support Agreement.

CONDITION 8.     WEPCO commits that if the GAAP accounting treatment that WEPCO and its accounting firm apply to the transaction results in shareholder litigation, WEPCO will not seek to recover the cost of such litigation in electric rates.

CONDITION 9.      WEPCO commits that it will not, without Commission approval, assign its rights and responsibilities under the PPA to a third party, whether affiliated with WEPCO or not.

CONDITION 10.     WEPCO agrees that the Commission has the authority to require WEPCO to enforce the Asset Sale Agreement and to penalize WEPCO if it fails to do so and such failure is the result of imprudence.

CONDITION 11.     FPLE-PB commits that it will clean up the soil, surface water, and groundwater on and under the Site to the clean-up standards specified under Wisconsin Law. In addition, the Site will be restored to a condition that allows for unrestricted use for whatever the highest and best purpose of the land is at the time.

James C. Fleming
September 28, 2007

Except as otherwise expressly provided herein, all other terms and conditions of the ASA shall remain in full force and effect, and are hereby ratified, confirmed, and reaffirmed in all such respects.

This letter may be signed in one or more counterparts, each of which may be deemed an original and all of which together constitute one and the same agreement.

Please provide WEPCO's written agreement by signing the acknowledgement set forth below and returning a copy to me.

Sincerely yours,

FPL ENERGY POINT BEACH, LLC

By: /s/ Michael O'Sullivan
Michael O'Sullivan
Vice President

FPL GROUP CAPITAL, INC.

By: /s/ James L. Robo
Name: James L. Robo
Title: Vice President

Cc:     Susan S. Hassan, Esq.

Acknowledged and agreed to:

WISCONSIN ELECTRIC POWER COMPANY

By: /s/ James C. Fleming
Name: James C. Fleming
Title: Executive Vice President and General Counsel
Date: September 28, 2007